Re:	The Children’s Place Retail Stores, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 13, 2009
File No. 1-23071

Dear Ms. Duru:

On behalf of our client, The Children’s Place Retail Stores, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 2 to the preliminary proxy statement on Schedule 14A (the “proxy statement”) of the Company (File No. 1-23071).

Set forth below in bold are comments from the Staff’s letter of June 9, 2009.  Immediately below each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the proxy statement in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 11, 2009

General

1.                                      We note your response to prior comment 7.  Please confirm for us that you understand substitute nominees who are unnamed and to be designated at a later date are not bona fide nominees.  Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee.  Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d).  Revise your proxy statement to expressly disclose that should the Board nominate substitute nominees, it will file an amended proxy statement that, as applicable, (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.  See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.

The Company has revised the disclosure on page 12 of the proxy statement in response to the Staff’s comment.

Proposal No. 3-Stockholder Proposal, page 16

2.                                      We reissue prior comment 9.  Your response and disclosure should be revised to explain how adoption of the proposal would “undermine the ability of the Board to…protect all of the Company’s stockholders…”  Your conclusions do not necessarily follow from the disclosure included.  For example, the bylaw related proposal would have no effect on the Board’s ability to protect the Company’s shareholders if the Board has not adopted any amendments to the bylaws or if it does not plan on adopting any amendments to the bylaws.  Please revise to clarify whether the Board has adopted or plans to adopt any amendments to the bylaws that would be the subject of repeal and if so, describe the amendments.  In addition, please clarify, if true, that adoption of the proposal may be aligned with securityholders’ interests.

Under Delaware law, the Board is responsible for managing, or directing the management of, the business and affairs of the Company.  The Company’s bylaws expressly provide that the bylaws may be amended by the Company’s Board.  If passed, Mr. Dabah’s bylaw restoration proposal would eliminate the current Board’s ability to amend the Company’s bylaws prior to the annual meeting — even if the Board determines that such an amendment is necessary and appropriate and in the best interests of the Company and all of its stockholders.  This eliminates the ability of the Board to protect the Company’s stockholders by enacting bylaw amendments (if the Board determines that such action is necessary).  Therefore, this proposal could unreasonably interfere with the directors’ obligations under Delaware law and their

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 11, 2009

ability to satisfy their fiduciary duties.  For example, the Board adopted a bylaw amendment, on June 4, 2009, to provide that the Company’s annual meeting could be held after June 30, 2009.  (The bylaws previously required that the annual meeting be held within 150 days of the end of the Company’s fiscal year.)  This amendment was necessary to ensure that stockholders would have a reasonable period of time to consider the matters to be voted on at the annual meeting, given that the definitive proxy statement could not be mailed to stockholders until the SEC had a full opportunity to review and comment on the Company’s proxy materials.  The Company does not currently anticipate that any additional bylaw amendments would be required prior to the annual meeting.  However, if the Board determines at any time that an amendment of the bylaws is necessary and in the best interests of the Company’s stockholders, the Board should not be prevented from exercising its fiduciary duties and making such an amendment.  The Company’s bylaws, as publicly disclosed and in effect since the Company’s initial public offering, specifically provide for amendment of the bylaws by vote of a majority of the Board.  Mr. Dabah’s proposal would eliminate the Board’s ability to effect amendments of the Company’s bylaws prior to the annual meeting, regardless of whether such amendments were in the best interests of the Company or its stockholders.

The Company has revised the disclosure on page 16 of the proxy statement in response to the Staff’s comment.

3.                                      Your disclosure notes that adoption of the proposal would permit Mr. Dabah to assert control over the Board.  Even assuming the proposal is adopted, it is not apparent that Mr. Dabah could assert control over the Board.  Further, any bylaws repealed by virtue of the proposal being adopted could still be subject to review and reconsideration by the entire Board, not solely Mr. Dabah.  Please revise or advise.

The Company respectfully submits that Mr. Dabah’s proposal does not provide for the restoration of bylaw amendments enacted between March 6, 2009 and the annual meeting, subject to approval of the Board after the meeting, it merely provides that the proposal does not preclude the Board from reconsidering such matters.  The proposal does provides for the automatic repeal of all bylaw amendments enacted during the period from March 6, 2009 through the date of the annual meeting.

The Company has revised the disclosure on page 16 of the proxy statement in response to the Staff’s comment.

4.                                      Your disclosure throughout this section continues to imply a link between Mr. Dabah’s designees and his ability to control the Board.  Please revise to clarify

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 11, 2009

that, irrespective of whether a director is a company designee or a designee of Mr. Dabah, each director owes a legal fiduciary duty to the company’s shareholders.

The Company has revised the disclosure on page 16 of the proxy statement in response to the Staff’s comment.

5.                                      We note your reply to prior comment 10 and the corresponding revisions made in response to our comment.  You appear to be relying on Rule 14a-(c) because you include reference to the proxy statement filed by Mr. Dabah which contains information the company is required to provide in its proxy statement pursuant to Items 7 and 5(b) of Regulation 14A.  If you intend to rely of 14a-5(c), please note that we believe that reliance upon Rule 14a-5(c) before the dissident distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the dissident’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

The Company has revised the disclosure on Appendix I of the proxy statement in response to the Staff’s comment.

6.                                      In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

•                  the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the participants may not assert staff comments as a defense in any proceeding initiatied by the Commission or any person under the federal securities laws of the United States.

On behalf of the participants, the Company acknowledges that:

•                  the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the participants may not assert staff comments as a defense in any proceeding initiatied by the Commission or any person under the federal securities laws of the United States.

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 11, 2009

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or Jackie Cohen (212-310-8891) or, if more convenient, contact us via e-mail (michael.aiello@weil.com or jackie.cohen@weil.com).

Very truly yours,

Michael J. Aiello

cc:	Chuck Crovitz
(The Children’s Place Retail Stores, Inc.)
Jackie Cohen